R.F. Lafferty & Co., Inc.

40 Wal Street, 27th Floor

New York, NY 10005

March 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Uwem Bassey

Re:	Lianhe Sowell International Group Ltd Amendment No. 5 to Registration Statement on Form F-1 Filed February 14, 2025 File No. 333-279303

Dear Mr. Bassey,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, which is acting as the representative of the underwriters of the offering, hereby joins in the request of Lianhe Sowell International Group Ltd that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on March 31, 2025, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

R.F. Lafferty & Co., Inc.

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	Chief Operating Officer